FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), in accordance with Law No. 6,404/76 and CVM Resolution No. 44/21, hereby informs its shareholders and the market in general that, in the context of the Separation Agreement and Other Covenants (“Agreement”) entered into between the Company and Sendas Distribuidora S.A. (“Sendas”) as a result of the partial spin-off of the Company in December 2020, it was informed by Sendas on September 28, 2024, about the listing (arrolamento) of assets of Sendas due to tax liabilities of GPA whose generating events occurred prior to the date of the partial spin-off.

It should be noted that the listing (arrolamento) of assets is a legal mechanism for monitoring the taxpayer's asset situation, which does not entail the freezing of the listed assets and rights or any restriction on their sale, transfer, or encumbrance. Nevertheless, considering that GPA, under the terms of the Agreement, is responsible for losses arising from tax liabilities whose generating event occurred prior to December 31, 2020, we inform that we will continue to comply with our obligations and cooperate with Sendas in order to fully meet the demands of the Federal Revenue Service (Secretaria da Receita Federal).

Finally, we reiterate that GPA’s tax contingencies, including those that led to the listing (arrolamento) of Sendas' assets, are already dully reflected in our financial statements in accordance with applicable accounting rules.

The Company informs that it will keep the market duly informed of any relevant developments regarding this matter.

São Paulo, September 29th, 2024.

Rafael Russowsky
Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 30, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.